UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-29502

Microcell Telecommunications Inc.
(Exact name of registrant as specified in its charter)

800 de La Gauchetière Street West, Suite 4000
Montréal, Québec
Canada
H5A 1K3
(514) 937-2121

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B Non-Voting Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Microcell Telecommunications Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 19, 2004	By:	/s/ Graeme McPhail
Name: Graeme McPhail
Title: Vice President, Associate General Counsel

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